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SEC FILE NUMBER
8-69655

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing

MAR 23 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sentinus-Halo Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

700 Commerce Drive, Suite 170
(No. and Street)

Oak Brook	IL	60523
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Curtis Ellergodt	630-448-5711	curtis.ellergodt@sentinus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante Moran, PLLC
(Name – if individual, state last, first, and middle name)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Phil Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sentinus-Halo Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
KYLE DEPASQUALE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/08/2025

Notary Public

Signature:

Title:
Phil Johnson, CEO

This filing contains (check all applicable boxes):**

- x (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SENTINUS-HALO SECURITIES, LLC

Financial Statements and Supplemental Material

Year Ended December 31, 2021

Table of Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Sentinus-Halo Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sentinus-Halo Securities, LLC as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sentinus-Halo Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sentinus-Halo Securities, LLC's management. Our responsibility is to express an opinion on Sentinus-Halo Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sentinus-Halo Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Sentinus-Halo Securities, LLC's auditor since 2017.
Chicago, Illinois
February 25, 2022

Statement of Financial Condition
December 31, 2021

ASSETS	
Cash	$ 2,564,767
Receivables	1,811,306
Related Party Receivables	1,373
Clearing Deposit	101,088
Other	14,799
TOTAL ASSETS	**$ 4,493,333**
LIABILITIES & MEMBERS' EQUITY	
Payables:	
Accounts Payable	$ 196,539
Commissions	433,335
Settlement Fees	4,531
Related Party Payables	479,203
Deferred Revenue	506,398
TOTAL LIABILITIES	**1,620,006**
MEMBER'S EQUITY	2,873,327
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 4,493,333**

See Notes to Financial Statements

Notes to Financial Statements
December 31, 2021

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Sentinus-Halo Securities, LLC (the "Company"), formerly Sentinus Securities, LLC, was formed on February 10, 2015 and is organized as a limited liability company in the State of Illinois. Effective February 16, 2017, the Company became registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As a registered broker dealer, the Company introduces transactions and accounts on a fully disclosed basis. The Company also provides financial advisory services in connection with mergers and acquisitions and placement agent services in connection with the private placement of securities. For the year ended December 31, 2021, the Company's revenues were primarily generated through commission shares with another broker dealer, a software licensing agreement, and the sale of private placement interests.

The Company is owned by Sentinus Holdings, LLC and Halo Investing, Inc. The Company is affiliated through Sentinus Holdings, LLC's common ownership with Sentinus, LLC, Sentinus Insurance Services, LLC, and Money Manager Insurance Services, LLC. The Company is also affiliated through Halo Investing, Inc.'s common ownership with Halo Investing Insurance Services, LLC.

Income Taxes – The Company is organized as a limited liability company and taxed as a partnership for income tax purposes. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements.

Accounting principles generally accepted in the United States ("GAAP") require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2021, there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Cash – The Company maintains its cash in two bank accounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Receivables – This primarily consists of commissions earned, but not yet received on the sale of financial products. All amounts deemed uncollectible are recognized as an expense for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2021.

Management Estimates – The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Leases – The Company leases certain office space from its parents through intercompany agreements. The leases are year-to-year with no automatic renewals. They have been classified as operating leases. The total lease cost associated with these leases for the year ended December 31, 2021 was $147,684 and is included in the fixed costs & equipment in the Statement of Operations.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of members' capital. As of December 31, 2021, the Company has net capital of $1,061,576, of which $953,576 was in excess of its required net capital of $108,000. The Company's ratio of aggregate indebtedness to net capital was 1.53 to 1.0.

The company does not carry customer accounts. Therefore, the Company is exempt from the Reserve Requirements under SEC Rule 15c-3 pursuant to paragraph k(2)(ii) of that rule and is also exempt from including information Relating to the Possession or Control Requirements 15c3-3.

Note 43 – Related Party Transactions

The Company shares office space and various office-related expenses including payroll with Sentinus, LLC and Halo Investing Inc. under expense sharing agreements with both entities. During 2021, expenses charged by Sentinus, LLC and Halo Investing, Inc. totaled $201,486 and $4,521,309, respectively. As of December 31, 2021, the amounts owed under the arrangement to Sentinus, LLC and Halo Investing Inc. was $275 and $478,336, respectively.

Some of the Company's indirect owners are investors in Ranger Ventures, LLC ("Ranger"), an investment vehicle used to invest in Halo Investing, Inc. The Company has paid certain legal and other expenses on behalf of Ranger. As of December 31, 2021, the amount due from Ranger Ventures was $1,373.

Sentinus Holdings, LLC paid legal expenses on behalf of the company and as of December 31, 2021, the amount due to Sentinus Holdings, LLC was $592.

Note 4 – Contingencies

The Company is involved in certain claims and legal actions arising out of the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through February 25, 2022, the date the financial statements were issued.